Exhibit 99.115

Skeena Drills Thick Intersection of 3.80 g/t AuEq over 42.80 metres in 22 Zone Infill Drilling at Eskay Creek

Vancouver, BC (December 8, 2020) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report additional diamond drill core results from the Phase 1 combined campaign of definition and exploration drilling at the Eskay Creek Project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia. The Phase 2 infill program, focused upon resource category conversions for the Pre-Feasibility Study (“PFS”) on open-pit constrained resources, is on-going with twelve drill rigs currently active. Reference images are presented at the end of this release as well as on the Company’s website.

Eskay Creek 22 Zone Phase 1 Infill Drilling Highlights

•	1.73 g/t Au, 155 g/t Ag (3.80 g/t AuEq) over 42.80 m (SK-20-424)

•	3.02 g/t Au, 11 g/t Ag (3.16 g/t AuEq) over 31.50 m (SK-20-444)

•	1.37 g/t Au, 80 g/t Ag (2.44 g/t AuEq) over 48.00 m (SK-20-448)

•	1.53 g/t Au, 68 g/t Ag (2.43 g/t AuEq) over 47.50 m (SK-20-452)

•	20.68 g/t Au, 5 g/t Ag (20.75 g/t AuEq) over 11.78 m (SK-20-456)

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. Apparent widths are reported for the 22 Zone due to the geometry of the mineralization and the orientation of the drill holes. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

22 Zone Phase 1 Infill Intersects Predicted Mineralization

The 2020 Phase 1 infill program at Eskay Creek continues to verify the expected grades, thickness and continuity of mineralization modelled in the 22 Zone as demonstrated by 1.73 g/t Au, 155 g/t Ag (3.80 g/t AuEq) over 42.80 m (SK-20-424). This intercept correlates well with two intervals of 3.36 g/t AuEq over 22.50 m and 3.33 g/t AuEq over 59.50 m (SK-20-423) positioned 15 m down-dip.

An additional, near surface zone of high-grade mineralization analogous to the 22 Zone lies 200 m to the northeast. This zone is parallel to the 22 Zone and averaged 20.68 g/t Au, 5 g/t Ag (20.75 g/t AuEq) over 11.78 m (SK-20-456) and 6.18 g/t Au, 5 g/t Ag (6.24 g/t AuEq) over 7.56 m (SK-20-468). This area has potential for expansion with further drilling.

About Skeena

Skeena Resources Limited is a junior mining company focused on developing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Prefeasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project 2020 Length Weighted Drill Hole Gold and Silver Composites:

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-424	2.12	22.00	19.88	2.00	6	2.08	22
SK-20-424	24.20	67.00	42.80	1.73	155	3.80	22
INCLUDING	38.00	39.50	1.50	6.99	516	13.87	22
AND	40.04	41.50	1.46	7.43	326	11.78	22
AND	41.50	43.00	1.50	5.42	630	13.82	22
SK-20-435	38.00	47.00	9.00	3.77	5	3.84	22
SK-20-436	50.00	61.00	11.00	2.85	6	2.94	22
SK-20-437	6.50	27.50	21.00	1.49	71	2.45	22
SK-20-437	40.55	48.00	7.45	0.81	17	1.03	22
SK-20-437	52.50	58.00	5.50	0.85	22	1.14	22
SK-20-438	3.50	16.50	13.00	1.58	118	3.16	22
SK-20-438	78.50	82.50	4.00	1.25	<5	1.25	22
SK-20-439	6.50	30.00	23.50	1.12	63	1.97	22
SK-20-439	110.31	115.00	4.69	1.17	10	1.30	22
SK-20-440	5.50	14.50	9.00	2.45	83	3.55	22
SK-20-440	17.50	33.00	15.50	1.61	30	2.01	22
SK-20-441						NSA	22
SK-20-442	50.00	63.50	13.50	1.56	5	1.63	22
SK-20-444	5.00	36.50	31.50	3.02	11	3.16	22
SK-20-444	54.50	62.00	7.50	1.54	5	1.61	22
SK-20-445	13.00	29.00	16.00	1.22	6	1.30	22
SK-20-445	39.50	41.82	2.32	1.03	5	1.10	22
SK-20-447	52.00	61.00	9.00	0.72	22	1.01	22
SK-20-447	77.50	101.50	24.00	1.65	29	2.04	22
SK-20-448	32.81	38.50	5.69	1.47	6	1.54	22
SK-20-448	46.00	94.00	48.00	1.37	80	2.44	22
SK-20-448	107.50	113.50	6.00	1.43	8	1.54	22
SK-20-450	1.02	8.00	6.98	0.86	14	1.05	22
SK-20-450	17.00	20.93	3.93	1.30	15	1.50	22
SK-20-452	47.00	53.00	6.00	0.76	105	2.15	22
SK-20-452	57.50	105.00	47.50	1.53	68	2.43	22
INCLUDING	98.00	99.50	1.50	12.40	120	14.00	22
SK-20-454	11.00	13.07	2.07	1.95	48	2.58	22
SK-20-454	16.00	23.00	7.00	2.76	34	3.22	22
SK-20-454	30.50	46.71	16.21	1.12	107	2.55	22
SK-20-454	77.14	99.00	21.86	0.82	140	2.68	22
SK-20-454	102.50	110.00	7.50	1.37	5	1.43	22

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-455						ABANDONED	22
SK-20-456	1.72	13.50	11.78	20.68	5	20.75	22
INCLUDING	1.72	3.00	1.28	66.90	8	67.01	22
AND	3.00	4.50	1.50	27.00	<5	27.00	22
AND	7.50	9.00	1.50	11.65	<5	11.65	22
AND	9.00	10.50	1.50	52.20	<5	52.20	22
SK-20-468	0.44	8.00	7.56	6.18	5	6.24	22
INCLUDING	0.44	1.50	1.06	20.40	<5	20.40	22
SK-20-476	27.91	34.83	6.92	1.16	14	1.35	22
SK-20-476	88.26	90.71	2.45	3.90	22	4.20	22
SK-20-479	11.00	14.00	3.00	0.54	10	0.67	22
SK-20-479	88.92	98.00	9.08	2.75	57	3.51	22
INCLUDING	90.44	91.41	0.97	7.47	234	10.59	22
SK-20-479	101.00	104.00	3.00	1.20	7	1.29	22

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths for the 21C Zones. Apparent widths are reported for the 22 Zone due to the geometry of the mineralization and the orientation of the drill holes. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero. NSA – No Significant Assays

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-20-424	9,558.0	8,909.0	1,137.0	105.2	213.2	-	68.9
SK-20-435	9,555.0	8,931.0	1,137.2	80.0	195.1	-	89.8
SK-20-436	9,555.0	8,931.0	1,137.0	79.0	270.0	-	69.9
SK-20-437	9,633.0	8,769.0	1,085.2	95.0	238.1	-	73.3
SK-20-438	9,633.0	8,769.0	1,085.7	95.0	234.8	-	54.9
SK-20-439	9,633.0	8,769.0	1,086.0	115.0	193.1	-	66.0
SK-20-440	9,633.0	8,769.0	1,086.0	110.0	211.9	-	56.0
SK-20-441	9,633.0	8,769.0	1,086.0	110.0	211.9	-	56.0
SK-20-442	9,571.0	8,918.0	1,137.8	100.0	165.4	-	75.0
SK-20-444	9,530.0	8,961.0	1,144.1	80.0	247.1	-	50.1
SK-20-445	9,530.0	8,961.0	1,143.9	80.0	254.9	-	70.0
SK-20-447	9,583.0	8,902.0	1,136.5	120.0	109.1	-	70.8
SK-20-448	9,583.0	8,902.0	1,134.4	113.5	215.1	-	66.0
SK-20-450	9,649.0	8,744.0	1,080.6	105.0	214.9	-	60.2
SK-20-452	9,634.0	8,850.0	1,102.4	105.0	260.0	-	55.1
SK-20-454	9,636.0	8,835.0	1,100.9	110.0	229.7	-	44.8
SK-20-456	9,594.0	9,099.0	1,129.6	35.0	285.0	-	50.1
SK-20-468	9,594.0	9,099.0	1,129.9	35.0	50.3	-	70.0
SK-20-476	9,648.6	8,743.5	1,082.2	107.3	35.0	-	79.2
SK-20-479	9,648.6	8,743.5	1,081.7	115.0	214.9	-	82.9

ESKAY CREEK PROJECT
22 ZONE
VERTICAL SECTION 780-22N
15 METRE SECTION ENVELOPE
LOOKING MINE GRID NORTHWEST
22 ZONE
SK-20-424: 2.08 / 19.88
SK-20-417: 2.13 / 18.85
SK-20-422: 2.68 / 8.50
SK-20-423: 3.36 / 22.50
SK-20-417: 3.13 / 16.50
1100 mASL
SK-20-424: 3.80 / 42.80
SK-20-422: 2.00 / 21.25
SK-20-423: 3.33 / 59.50
RHYOLITES
RHYOLITES
SK-20-418
SK-20-424
SK-20-423
SK-20-417
SK-20-441
SK-20-422
PEA OPEN PIT LIMITS
1050 mASL
2019 AU-AG PEA RESOURCES
2020 SKEENA DRILL INTERCEPT (G/T AUEQ / METRES)
100 METRES
100 mE
150 mE
200 mE